Via Email and U.S. Mail

October 1, 2012

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549-3561

Re:	Crescent Financial Bancshares, Inc.
Proxy Statement on Schedule 14A
Filed September 13, 2012
SEC File No. 000-32951

Dear Mr. Webb:

I am writing on behalf of Crescent Financial Bancshares, Inc. (“Crescent”) in response to the comment letter of the Staff of the Commission dated September 27, 2012, regarding the above-referenced filing. This letter sets forth the comment of the Staff from its correspondence and, following the comment, Crescent’s response. The Staff’s comment is repeated in boldface, and our response in ordinary type follows. All page references relating to the “revised Proxy Statement” refer to the numbered pages in the clean courtesy copy of the revised Proxy Statement provided to the SEC.

General

1. Please revise the proxy statement, as appropriate, to reflect the newly proposed stock merger with ECB.

We have revised the proxy statement to appropriately reflect the execution of the merger agreement with ECB (the “ECB Merger”). Primarily, we have added disclosures on pages 5 and 103 of the revised Proxy Statement under the headings of “Summary – Parties to the Transaction – Entry Into Definitive Merger Agreement with ECB Bancorp, Inc.” and “Proposed Merger Between Crescent and ECB”, respectively. Crescent believes the additional disclosure satisfies the requirements of Schedule 14A and provides Crescent stockholders with the information necessary to exercise prudent judgment regarding the proposal relating to the issuance of shares of Crescent’s common stock pursuant to the proposed merger with VantageSouth.

In light of the definitive merger agreement and the relative sizes of Crescent and ECB, Crescent acknowledges that the ECB Merger would constitute a probable acquisition and would exceed the 50% level under the total assets condition of Regulation S-X. Accordingly, Item 13(a)(1) of Schedule 14A calls for financial statements of ECB that satisfy Regulation S-X Items 8-04 and 8-05. However, Instruction 1 to Item 13 provides “[n]otwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.” Similarly, Item 14(b)(11) of Schedule 14A calls for pro forma financial information required by Regulation S-X, “[i]f material.”

As explained further below, Crescent believes that additional financial information regarding ECB is not material for the exercise of prudent judgment by Crescent stockholders with respect to the VantageSouth transaction. Furthermore, Crescent believes that the disclosure of additional financial information regarding ECB may confuse Crescent stockholders as they consider the merits of the VantageSouth transaction.

First, we note that Crescent’s proxy statement is provided solely to Crescent’s stockholders and solely to authorize the issuance of up to 7,368,140 shares of Crescent’s common stock in connection with our acquisition of VantageSouth, and that the vote of VantageSouth’s shareholders is not being solicited by this proxy statement. Accordingly, the materiality of the ECB Merger (and, in particular, ECB’s financial information) to this transaction should be analyzed solely from the perspective of Crescent’s stockholders. The proposed ECB Merger does not affect the financial condition of VantageSouth or the perceived benefits of a merger with VantageSouth, and therefore we believe that ECB’s financial information is immaterial to the Crescent stockholders as they analyze the VantageSouth transaction.

Second, while the effects of the ECB Merger on Piedmont’s ownership of Crescent may be material to the exercise of prudent judgment by Crescent stockholders with respect to the VantageSouth transaction, the proposed disclosure fully discloses this information. Additional financial information about ECB, or pro forma financial information about the combined companies, is not material to the level of Piedmont’s ownership following the ECB Merger.

Third, as disclosed in the revised Proxy Statement, Crescent stockholders will be offered a separate opportunity to vote on the ECB Merger, and will be provided significant disclosure regarding ECB for them to exercise prudent judgment regarding the ECB Merger. In accordance with the terms of the ECB merger agreement, and as required under Rule 145, Crescent will register the shares of its common stock that it will issue in the ECB Merger on a Registration Statement on Form S-4. Finally, while Crescent is not eligible to incorporate by reference to SEC filings, we note that ECB is a publicly traded corporation with current SEC filings available on EDGAR and that the ECB Merger agreement is also available in Crescent’s SEC filings via EDGAR. To the extent a Crescent stockholder individually believes that additional information regarding ECB is material to their individual decision, significant information will be readily available.

Summary, page 3

2. State prominently, if true, that this transaction is not the first step of a 13E-3 transaction.

Crescent has added prominent disclosure to this effect on both the front cover of the revised Proxy Statement and in the notice of the special meeting. Crescent further added discussion relating to its desire to remain listed on the Nasdaq Stock Market and to not suspend or terminate its reporting responsibilities pursuant to the Exchange Act on page 12 under the heading of “Questions and Answers.” Crescent has also provided additional disclosure relating to the Piedmont Voting Agreement, which bars Piedmont from conducting a short-form merger pursuant to Delaware law so long as its ownership of Crescent exceeds 90% as a result of Crescent’s issuance of shares pursuant to the Merger. Such additional disclosure appears on pages 55-56 under the heading of “The VSB Agreement – Voting Agreements”.

The Merger, page 28

3. Expand the discussion of the August board and special committee meetings to address what conclusions, if any, were made regarding VantageSouth’s lack of earnings over the recent 12 month period or the merger price being higher than the median values of the comparative transactions.

The Special Committee considered, among other things, VantageSouth's lack of material earnings over the recent twelve-month period. The proxy statement disclosure has been revised to specifically reflect this consideration. See page 34 of the revised Proxy Statement. The Special Committee did not make a specific conclusion with respect to such earnings, and the Special Committee was aware that VantageSouth had more positive earnings for the most recent six month period ended June 30, 2012.

The Special Committee considered, among other things, information that was included in the Sandler O’Neill presentation to the Special Committee that indicated that the Merger consideration: as a percentage of book value was lower than the National Transactions Group and High Performing Transactions Group medians; as a percentage of tangible book value was higher than the National Transactions Group median and lower than the High Performing Transactions Group median; as a multiple of earnings per share during the latest twelve month period was not meaningful due to VantageSouth's immaterial earnings during such period; and represented a core deposit premium that was higher than the National Transactions Group median and lower than the High Performing Transactions Group median. The proxy statement disclosure has been revised to specifically reflect these considerations. See page 36 of the revised Proxy Statement. The Special Committee did not make any specific conclusions with respect to such comparative transactions.

With respect to the final conclusions reached by the Special Committee to recommend approval of the VSB Agreement, all of the material factors described on pages 35-37 of the revised Proxy Statement were considered and the Special Committee did not assign any relative or specific weight to the different factors that were considered and individual members of the Special Committee may have given different weight to different factors. See the final paragraph under the heading “Factors Considered by the Special Committee” on page 37 of the revised Proxy Statement.

Reasons for the Merger, page 33

Factors Considered by the Special Committee, page 33

4. Revise to specifically note each line item analysis underlying the financial advisor’s opinion that does not appear to support the recommendation of the special committee and explain why, in light of that analysis, it is recommending the transaction.

The proxy statement disclosure has been revised under the list of negative factors considered by the Special Committee to note that information that was included in the Sandler O'Neill presentation to the Special Committee indicated that the Merger consideration: as a percentage of tangible book value was higher than the National Transactions Group median; as a multiple of earnings per share during the latest twelve month period was not meaningful due to VantageSouth's immaterial earnings during such period; and represented a core deposit premium that was higher than the National Transactions Group median. The disclosure has also been revised under the list of favorable factors considered by the Special Committee to note that information that was included in the Sandler O'Neill presentation to the Special Committee indicated that the Merger consideration: as a percentage of book value was lower than the National Transactions Group median and the High Performing Transactions Group median; as a percentage of tangible book value was lower than the High Performing Transactions Group median; and represented a core deposit premium that was lower than the High Performing Transactions Group median. With respect to the final conclusions reached by the Special Committee to recommend approval of the VSB Agreement, all of the material factors described on pages 35-37 of the revised Proxy Statement were considered and the Special Committee did not assign any relative or specific weight to the different factors that were considered and individual members of the Special Committee may have given different weight to different factors. See the final paragraph under the heading “Factors Considered by the Special Committee” on page 37 of the revised Proxy Statement.

***

In connection with the foregoing, Crescent acknowledges that:

•	Crescent is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Crescent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your prompt review and look forward to hearing from you with respect to the foregoing response. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (919) 659-9005 or our securities counsel, Robert D. Klingler, of Bryan Cave LLP in Atlanta, Georgia at (404) 572-6810.

Very truly yours,

/s/ Jonathan Hornaday
Jonathan Hornaday
Senior Vice President
Crescent Financial Bancshares, Inc.

cc:	Jessica Livingston, Securities and Exchange Commission (via e-mail)

Robert D. Klingler, Esq. (via e-mail)

Kenneth L. Henderson, Esq. (via e-mail)